February 16, 2011

VIA ELECTRONIC EDGAR FILING

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Strata Capital Corporation
Request for Withdrawal of Registration Statement on Form S-1
Filed April 22, 2010
File No. 333-166237

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), Strata Capital Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-166237), together with all exhibits and amendments thereto (the “Registration Statement”), effective as of the date hereof. The Registration Statement was initially filed with the Commission on April 22, 2010.

The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. The Company confirms that the Commission did not declare the Registration Statement effective, and no securities have been distributed, issued or sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

We would appreciate if you would please provide Laura Anthony, an attorney with Legal & Compliance, LLC, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is 561-514-0832.

Thank you for your assistance.

Very truly yours,

Strata Capital Corporation
By: /s/ RICHARD ASTROM
 Name: Richard Astrom
Title: Chief Executive Officer